SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                               FORM 6-K

                       Report of Foreign Issuer
               Pursuant to Rule 13a-16 or 15d-16 of the
                    Securities Exchange Act of 1934

                     Commission File No. 000-51196

                     For the month of July 2007

                      AIXTRON AKTIENGESELLSCHAFT

            (Translation of registrant's name into English)


                            Kackertstrasse

                            D-52072 Aachen

                                Germany

               (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                      Form 20-F |X| Form 40-F |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

                Strong AIXTRON Order Intake in Q2/2007

    Upper end of 2007 guidance confirmed First-Half 2007 Revenues: EUR 109.0m, EBIT: 11.4m, Net Income: EUR 11.5m Strong Second-Quarter Order
Intake: EUR 50.3m Ongoing Strong Demand for LED Equipment

          AIXTRON approved for trading on NASDAQ Global Market

    AACHEN, Germany--(BUSINESS WIRE)--Aug. 2, 2007--AIXTRON AG (FSE:
AIX, ISIN DE0005066203; NASDAQ: AIXG, ISIN US0096061041) worldwide leading provider of deposition equipment to the semiconductor industry, today announced financial results for the first half of 2007, ended June 30, 2007.



Key Financial Figures

(million EUR)                            H1/2007    H1/2006    Q2/2007
Sales revenues                            109.0       67.7       45.2
Gross profit                               42.5       25.3       18.3
Gross margin, % revenues                    39%        37%        40%
Operating result                           11.4       -4.2        3.2
Net result                                 11.5       -4.3        3.8
Net result per share - basic               0.13      -0.05       0.04
Net result per share - diluted             0.13      -0.05       0.04
Operating cash flow                         4.2        5.0        9.8
Equipment Order Intake                     90.8       81.2       50.3
Equipment Order Backlog (March 31)         80.3       81.2       80.3




Operational Highlights in the first half of 2007


    In the first six months of the fiscal year 2007, AIXTRON has achieved Revenues of EUR 109.0m, which represents 61 percent growth compared to H1/2006. A favorable product mix supported a Gross Margin improvement of two percentage-points year over year to reach 39 percent by the end of H1/2007, despite negative currency exchange effects. AIXTRON's H1/2007 EBIT figure is a positive EUR 11.4m compared to a EUR -4.2m loss in H1/2006, leading to a positive Net Result of EUR 11.5m in the reporting period (H1/2006: EUR -4.3m). Equipment Order Intake rose 12 percent to EUR 90.8m (H1/2006: EUR 81.2m). Operating Cash Flow was EUR 4.2m in H1/2007 (H1/2006: 5.0m), Cash & Cash Equivalents rose to EUR 53.9m as of June 30, 2007 compared to EUR 37.7m on that date in 2006.

    Operational Highlights in the second quarter of 2007

    In Q2, Revenues totaled EUR 45.2m, reflecting lower prior quarters order intake and customer delivery requirements, in line with Management expectations. Strong demand for Compound Semiconductor Systems and healthy demand for Silicon Semiconductor Systems led to an Order Intake figure of EUR 50.3m in the second quarter of 2007 (Q1/2007: EUR 40.5m) leading to an increased Order Backlog figure of EUR 80.3m by the end of Q2/2007 (Q1/2007: EUR 70.0m). The EBIT figure in Q2/2007 was EUR 3.2m with a Gross Margin of 40 percent (Q1/2007:
EUR 8.2m and 38 percent). Net result was EUR 3.8m in the reporting period (Q1/2007: EUR 7.6m). Operating Cash Flow was EUR 9.8m in Q2/2007 (Q1/2007: EUR -5.6m), leading to a Cash & Cash Equivalents figure of EUR 53.9m as of June 30, 2007 (Q1/2007: 43.7m).

    Management Review

    Paul Hyland, Chief Executive Officer at AIXTRON, commented:
'Revenues in the second quarter were very much in line with our expectations, but the Order Backlog position was considerably strengthened by a strong Order Intake in the second quarter, fuelled by healthy ongoing demand of compound semiconductor equipment for the production of LEDs and relatively stable demand for silicon semiconductor systems for the production of memory products.

    Hyland continued: 'The current positive market development gives us the confidence to confirm the upper end of our prior guidance; namely EUR 200m Revenues and EUR 16m EBIT. Equally encouraging is that the healthy demand for our products, and most especially our latest Compound systems, is beginning to give us a solid foundation for 2008'

    Outlook

    AIXTRON expects the second half of the fiscal year 2007 to be weaker in Revenues and Results than the first half of this fiscal year. However the company confirms the full year 2007 guidance of EUR 200m Revenues and EUR 16m EBIT.

    NASDAQ

    AIXTRON also announced today that the NASDAQ Stock Market has approved the commencement of trading of AIXTRON's ADS's (American Depositary Shares) effective August 1, 2007 on NASDAQ Global Market with its more stringent listing requirements. The Company's Shares have traded on the Capital Market tier of the NASDAQ Stock Market prior to the upgrade.

    Financial Tables

    The consolidated interim financial statements (balance sheet, income statement, cash flow statement, statement of changes in equity) relating to this press release are available on www.aixtron.com, section 'Investors', subsection 'Financial Data', subsection 'Reports', as part of AIXTRON's Group interim report for the six months ended June 30, 2007.

    Investor Conference Call

    AIXTRON will host a financial analyst and investor conference call on August 2, 2007 at 08:30 CEST (02:30 EDT) to review the half 2007 results. Dial-in is possible from 08:15 CEST (02:15 EDT) at +49 (0) 30 86871-799.

    Both a conference call audio replay and a transcript of the conference call will be available at http://www.aixtron.com, section 'investors', following the conference call.

    Forward-Looking Statements

    This news release may contain forward-looking statements about the business, financial condition, results of operations and earnings outlook of AIXTRON within the meaning of the 'safe harbor' provisions of the United States Private Securities Litigation Reform Act of 1995. Words such as 'may', 'will', 'expect', 'anticipate', 'contemplate', 'intend', 'plan', 'believe', 'continue' and 'estimate', and variations of these words and similar expressions, identify these forward-looking statements. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. You should not place undue reliance on the forward-looking statements. The following factors, and others which are discussed in AIXTRON's public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: actual customer orders received by AIXTRON; the extent to which chemical vapor deposition, or CVD, technology is demanded by the market place; the timing of final acceptance of products by customers; the financial climate and accessibility of financing; general conditions in the thin film equipment market and in the macro-economy; cancellations, rescheduling or delays in product shipments; manufacturing capacity constraints; lengthy sales and qualification cycles; difficulties in the production process; changes in semiconductor industry growth; increased competition; exchange rate fluctuations; availability of government funding; variability and availability of interest rates; delays in developing and commercializing new products; general economic conditions being less favorable than expected; and other factors. The forward-looking statements contained in this news release are made as of the date hereof and AIXTRON does not assume any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by law.



Contact:
Investor Relations and Corporate Communications
AIXTRON AG, Kackertstr. 15-17, 52072 Aachen, Germany
Phone: +49 241 8909 444, Fax: +49 241 8909 445, invest@aixtron.com
www.aixtron.com

Language:     English
Issuer:       AIXTRON AG
              Kackertstr. 15-17
              52072 Aachen
              Deutschland
Phone:        +49 (0)241 8909-0
Fax:          +49 (0)241 8909-40
E-mail:       invest@aixtron.com
Internet:     www.aixtron.com
ISIN:         DE0005066203
WKN:          506620
Indices:      TecDAX
Listed:       Geregelter Markt in Frankfurt (Prime Standard);
              Freiverkehr in Berlin, Munchen, Hamburg, Dusseldorf,
              Stuttgart; Terminborse EUREX; Foreign Exchange(s) Nasdaq


    CONTACT: AIXTRON AG
             Investor Relations and Corporate Communications:
             Guido Pickert, +49-241-8909-444
             Fax: +49-241-8909-445
             invest@aixtron.com
             www.aixtron.com

                               SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                AIXTRON AG

Date: January 10, 2007
                                By:         /s/ Paul Hyland
                                Name:       Paul Hyland
                                Title:      President and CEO


                                By:         /s/ Wolfgang Breme
                                Name:       Wolfgang Breme
                                Title:      CFO